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August 8, 2023	Austin Beijing Boston Brussels Century City Chicago Dubai Düsseldorf Frankfurt Hamburg Hong Kong Houston London Los Angeles Madrid	Milan Munich New York Orange County Paris Riyadh San Diego San Francisco Seoul Shanghai Silicon Valley Singapore Tel Aviv Tokyo Washington, D.C.

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-6010

Attention:	Eric Atallah

Al Pavot

Daniel Crawford

Laura Crotty

Re:	Neumora Therapeutics, Inc.

Amendment No. 8 to Draft Registration Statement on Form S-1

Submitted June 30, 2023

CIK No. 0001885522

Ladies and Gentlemen:

On behalf of our client, Neumora Therapeutics, Inc. (the “Company”), we are hereby submitting to the Securities and Exchange Commission (the “Commission”) on a confidential basis a revised draft Registration Statement (the “Registration Statement”) on Form S-1 (the “Submission No. 9”) pursuant to Title I, Section 106 under the Jumpstart Our Business Startups Act (the “JOBS Act”). The Company previously submitted a draft Registration Statement on Form S-1 on a confidential basis under the JOBS Act on November 8, 2021 (the “Draft Submission”), which was amended by Amendment No. 1 to the Draft Submission confidentially submitted by the Company to the Commission on December 23, 2021 (“Submission No. 2”), Amendment No. 2 to the Draft Submission confidentially submitted by the Company to the Commission on February 11, 2022 (“Submission No. 3”), Amendment No. 3 to the Draft Submission confidentially submitted by the Company to the Commission on May 2, 2022 (“Submission No.

August 8, 2023

4”), Amendment No. 4 to the Draft Submission confidentially submitted by the Company to the Commission on June 10, 2022 (“Submission No. 5”), Amendment No. 5 to the Draft Submission confidentially submitted by the Company to the Commission on September 2, 2022 (“Submission No. 6”), Amendment No. 6 to the Draft Submission confidentially submitted by the Company to the Commission on May 2, 2023 (“Submission No. 7”), and Amendment No. 7 to the Draft Submission confidentially submitted by the Company to the Commission on June 30, 2023 (“Submission No. 8”). Submission No. 9 has been revised to reflect the Company’s responses to the comment letter to Submission No. 8 dated July 12, 2023 from the staff of the Commission (the “Staff”).

For ease of review, we have set forth below the numbered comment of your letter in bold type followed by the Company’s response thereto.

Amendment No. 8 to Draft Registration Statement on Form S-1 submitted June 30, 2023

Prospectus Summary

Our pipeline, page 2

1.

We note your new disclosure here and elsewhere stating you expect to “rapidly progress the development of [y]our pipeline.” Please revise this statement in each place that it appears to remove the implication that you may progress through the clinical trial process at a faster rate, as this is unknown and not entirely within your control.

Response: In response to the Staff’s comment, the Company has revised pages 2, 91, 117 and 123 of the Registration Statement.

2.

We note your response to our prior comment 5; however, we reissue the comment. Please revise to remove the individual study progress rows and revert to a single row depicting the overall current phase of development for the indication. You may include additional narrative disclosure around the pipeline table with detail of the referenced studies for further context. In addition, please revise the prospectus to include information regarding foreign jurisdictions where regulatory approvals will be sought, as noted in your response letter, including a discussion of the regulatory regime of each, where appropriate. Your disclosure should note whether you have initiated the approval process in such jurisdictions or otherwise advise.

Response: In response to the Staff’s comment, the Company has revised pages 2, 3, 91, 117, 123 and 127 of the Registration Statement to remove the individual study progress rows and to revert to a single row as requested. The Company respectfully advises the Staff that it continues to believe it is important to describe the different studies in its KOASTAL program in order for investors to have a clear understanding of the potential for multiple data releases as well as the potential for differing outcomes. As a result, the Company has included narrative disclosure to this effect in the Registration Statement. The Company further advises the Staff it has not initiated clinical trials or the approval process in other jurisdictions but intends to do so in the future as noted in the updated disclosure in the Registration Statement.

Business

NMRA-140 (KOR), page 124

We note your response to our prior comment 2; however, we also note you continue to refer to your results as “clinically meaningful” on page 126. Please revise.

Response: In response to the Staff’s comment, the Company has revised page 125 of the Registration Statement.

* * *

August 8, 2023

We hope the foregoing answers are responsive to your comments. Please do not hesitate to contact me by telephone at (415) 395-8216 or by email to Phillip.Stoup@lw.com with any questions or comments regarding this correspondence.

Very truly yours,

/s/ Phillip Stoup

Phillip Stoup of LATHAM & WATKINS LLP

cc:	Paul Berns, Neumora Therapeutics, Inc.

Shayne Kennedy, Latham & Watkins LLP

Charles S. Kim, Cooley LLP

Kristin VanderPas, Cooley LLP

Dave Peinsipp, Cooley LLP

Denny Won, Cooley LLP